HellerEhrman

October 17, 2005

05012183

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2005
WASH. D.C.
192

SUPPL

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding results of extraordinary general meeting, dated October 12, 2005, published (in English language) in South China Morning Post and published (in Chinese language) in Hong Kong Economic Times, both on October 13 2005; and

(2) The Company's interim report 2005, dated September 14, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

19063\0002\34SEC

South China Morning Post Thursday, October 13, 2005

K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

RESULTS OF EXTRAORDINARY GENERAL MEETING

At the EGM held on 12 October 2005, the special resolution to approve the change of name of the Company and the ordinary resolutions to approve the New Repurchase Mandate and the addition of the KWCM Shares repurchased under the New Repurchase Mandate to the New Issue Mandate were duly passed by the KWCM Shareholders. At the same meeting, the ordinary resolution to approve the New Issue Mandate was duly passed by the KWCM Independent Shareholders.

Reference is made to the circular issued by the Company dated 16 September 2005 ("Circular") in relation to, amongst other things, the change of name of the Company and the refreshment of the general mandates to issue and repurchase KWCM Shares. Terms defined in the Circular have the same meanings when used herein.

The Directors wish to announce that at the EGM held on 12 October 2005, the special resolution to approve the change of name of the Company from "K. WAH CONSTRUCTION MATERIALS LIMITED 嘉華建材有限公司" to "GALAXY ENTERTAINMENT GROUP LIMITED 銀河娛樂集團有限公司" and the ordinary resolutions to approve the New Repurchase Mandate and the addition of the KWCM Shares repurchased under the New Repurchase Mandate to the New Issue Mandate were duly passed by the KWCM Shareholders. At the same meeting, the ordinary resolution to approve the New Issue Mandate ("Ordinary Resolution") was duly passed by the KWCM Independent Shareholders by way of a poll. In accordance with the Listing Rules, KWIH, the Trusts, Dr. Lui and his spouse, other Lui Family members and their respective associates which together hold 2,381,364,071 KWCM Shares, have abstained from voting on the Ordinary Resolution at the EGM.

The results of the voting taken on a poll at the EGM were as follows:

(i) Total number of KWCM Shares in issue as at the date of the EGM: 3,290,503,361 KWCM Shares

(ii) Total number of KWCM Shares entitling the holders to attend and vote for or against the Ordinary Resolution at the EGM: 909,139,290 KWCM Shares

(iii) There were no KWCM Shares entitling the holder to attend and vote only against the Ordinary Resolution at the EGM

(iv) Total number of KWCM Shares represented by votes for the Ordinary Resolution at the EGM: 418,682,588 KWCM Shares, representing approximately 99.9% of the total number of votes cast at the EGM

(v) Total number of KWCM Shares represented by votes against the Ordinary Resolution at the EGM: 422,000 KWCM Shares, representing approximately 0.1% of the total number of votes cast at the EGM

As more than 50% of the votes cast at the EGM were in favour of the Ordinary Resolution, the Ordinary Resolution was duly passed as an ordinary resolution at the EGM.

The Company's share registrars, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, acted as the scrutineers for the purpose of ascertaining the number of votes at the EGM.

The effective date of the change of name of the Company will be the date of issue of the certificate of incorporation on change of name by the Hong Kong Companies Registry which is expected to take place within two weeks after the EGM. Upon the change of name of the Company becoming effective, an announcement will be made to advise KWCM Shareholders of the new stock short name for trading of the KWCM Shares on the Stock Exchange and the KWCM Shares will be traded on the Stock Exchange under the new name of Galaxy Entertainment Group Limited.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 12 October 2005

香港經濟日報 2005年10月13日

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

股東特別大會結果

於二零零五年十月十二日舉行之股東特別大會上，嘉華建材股東已正式通過批准更改本公司名稱之特別決議案，以及批准新購回授權及擴大發行新股授權，數目為根據新購回授權購回之嘉華建材股份之普通決議案。於同一大會上，嘉華建材獨立股東已正式通過批准發行新股授權之普通決議案。

茲提述本公司於二零零五年九月十六日刊發之通函(「該通函」)，內容有關(其中包括)更改本公司名稱及更新發行及購回嘉華建材股份之一般授權。本公佈所用詞彙與該通函所界定者具有相同涵義。

董事謹此宣布，於二零零五年十月十二日舉行之股東特別大會上，嘉華建材股東已正式通過批准將本公司名稱由「K. WAH CONSTRUCTION MATERIALS LIMITED 嘉華建材有限公司」更改為「GALAXY ENTERTAINMENT GROUP LIMITED 銀河娛樂集團有限公司」之特別決議案，以及批准新購回授權及擴大發行新股授權，數目為根據新購回授權購回之嘉華建材股份之普通決議案。於同一大會上，嘉華建材獨立股東已以投票方式正式通過批准發行新股授權之普通決議案(「有關普通決議案」)。根據上市規則，嘉華國際、該等信託、呂博士與其配偶、其他呂氏家族成員及彼等各自之聯繫人合共持有2,381,364,071股嘉華建材股份，並已在股東特別大會上就有關普通決議案放棄投票。

股東特別大會之投票結果如下：

(i) 於股東特別大會召開當日已發行之嘉華建材股份總數：3,290,503,361股嘉華建材股份

(ii) 賦予持有人出席股東特別大會並於會上投票贊成或反對有關普通決議案之權利之嘉華建材股份總數：909,139,290股嘉華建材股份

(iii) 並無任何嘉華建材股份賦予持有人出席股東特別大會並於會上只可投票反對有關普通決議案之權

(iv) 在股東特別大會上投票贊成有關普通決議案之嘉華建材股份總數：418,682,588股嘉華建材股份，佔股東特別大會總票數約99.9%

(v) 在股東特別大會上投票反對有關普通決議案之嘉華建材股份總數：422,000股嘉華建材股份，佔股東特別大會總票數約0.1%

由於在股東特別大會上贊成有關普通決議案之票數超過50%，有關普通決議案已於股東特別大會上正式通過為普通決議案。

監票人由本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室)擔任，藉以確定股東特別大會上之票數。

本公司更改名稱的生效日期，將為香港公司註冊處發出更改名稱註冊證書當日，預期在舉行股東特別大會後兩星期內進行。本公司將於更改名稱生效時，另行發表公佈知會嘉華建材股東，有關嘉華建材股份於聯交所買賣的新股份簡稱，而嘉華建材股份亦將以新名稱銀河娛樂集團有限公司在聯交所進行買賣。

於本公佈日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；嘉華建材之非執行董事為鄭慕智先生；而嘉華建材之獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年十月十二日